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                     January 29, 2024

       Laura Felice
       Executive Vice President and Chief Financial Officer
       BJ's Wholesale Club Holdings, Inc.
       350 Campus Drive
       Marlborough, MA 01752

                                                        Re: BJ's Wholesale Club
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            File No. 001-38559

       Dear Laura Felice:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services